UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 27, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

DISCLOSEABLE TRANSACTION
FORMATION OF A JOINT VENTURE WITH YUNNAN SASAC

On 26 July 2010, Yunnan SASAC and the Company entered into the Agreement, under which the Parties have agreed to jointly establish the Joint Venture. Pursuant to the Agreement, the registered capital of the Joint Venture shall be contributed as to 65% by the Company and 35% by Yunnan SASAC, respectively.

As the applicable percentage ratios for the Company’s capital contribution to the Joint Venture exceed 5% but are less than 25%, the transactions contemplated under the Agreement constitutes a discloseable transaction pursuant to Chapter 14 of the Listing Rules.

INTRODUCTION

Reference is made to the overseas regulatory announcement of the Company dated 31 May 2009 in relation to the resolutions passed by the board of Directors on 31 May 2009.

On 26 July 2010, Yunnan SASAC and the Company entered into the Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture. Pursuant to the Agreement, the registered capital of the Joint Venture shall be contributed as to 65% by the Company and 35% by Yunnan SASAC, respectively.

THE AGREEMENT

1.	Date:

26 July 2010

2.	Parties:

(i)	The Company; and

(ii)	Yunnan SASAC.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Yunnan SASAC and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons of the Company.

3.	Registered capital and contributions of the Parties

The registered capital of the Joint Venture will be RMB3,661.54 million.

The Company will contribute a total of RMB2,380.001 million to the Joint Venture, representing 65% of the registered capital of the Joint Venture, in which RMB700 million will be contributed by cash and RMB1,680.001 million will be contributed by the Net Assets. The book value of the Net Assets as at 30 June 2009 is approximately RMB2,093 million.

Pursuant to the Agreement, if the appraised value of the Net Assets as shown in the Valuation Report is lower than RMB1,680.001 million, the Company will contribute such shortfall in cash. If the appraised value of the Net Assets as shown in the Valuation Report is higher than RMB1,680.001 million, the Company will include more of its liabilities relating to the aviation operation of the original Yunnan branch of the Company as part of the Net Assets to be injected to the Joint Venture.

Yunnan SASAC will contribute a total of RMB1,281.539 million to the Joint Venture, representing 35% of the registered capital of the Joint Venture, in which RMB253.85 million will be made by cash and RMB1,027.689 million will be made by the Land Use Rights.

4.	Timing of the capital contribution

Pursuant to the Agreement, the contributions by the Parties will be in 2 tranches. The Parties will inject cash to the Joint Venture first and for the injection of the Net Assets by the Company, it will be made within 3 months upon the establishment of the Joint Venture whereas for the injection of the Land Use Rights and the remaining cash contribution of RMB153.85 million by Yunnan SASAC, they will be made within 2 years upon the establishment of the Joint Venture.

5.	Business Scope

The business scope of the Joint Venture will be the air transportation of passengers, cargo, mail, luggage and extended services for domestic and approved international and regional routes; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and foreign airlines; and other businesses related to air transportation (license is required for the business that requires license).

6.	Constitution of the board of directors, the supervisory committee and the management team of the Joint Venture and issues which need unanimous votes by the shareholders of the Joint Venture

The board of directors of the Joint Venture will comprise of five directors, in which three directors will be recommended by the Company, one director will be recommended by Yunnan SASAC and the remaining director will be elected by the workers’ representative conference (職工代表大會) of the Joint Venture. The chairman of the board  of directors of the Joint Venture will be the director recommended by the Company and the vice chairman of the board of directors of the Joint Venture will be the director recommended by Yunnan SASAC.

The supervisory committee of the Joint Venture will comprise of three supervisors, each of the Company, Yunnan SASAC and the Workers’ Representative Conference of the Joint Venture will appoint one supervisor.

There will be one general manager, who will be recommended by the Company. There will be several deputy general managers, among whom, one will be recommended by Yunnan SASAC. The chief financial officer will be appointed by the Company.

Certain matters must be unanimously approved by the shareholders of the Joint Venture, for example, significant investment and financing matters with an amount of more than RMB50 million; appointment of important personnel of the Joint Venture, which includes the chairman and vice chairman of the board of directors, general manager, chairman of the supervisory committee and party secretary.

7.	Pre-emptive rights

Subject to the applicable laws, rules and regulations and the obtaining of consents from a majority of the shareholders of the Joint Venture, a shareholder of the Joint Venture may transfer its equity interests to parties other than the shareholders of the Joint Venture.

8.	Termination of the Agreement

Upon occurrence of the following events, the obligations of the Parties under the Agreement will be released and the Agreement will be terminated:

(i)	the Parties agree in writing to discharge their obligations under the Agreement;

(ii)	either Party may discharge the Agreement if the purpose of the Agreement cannot be achieved due to the occurrence of a force majeure event; or

(iii)
either Party fails to fully pay its capital contribution over a period of three months when it is due, the other Party who has duly and fully paid its respective capital contribution may terminate the Agreement or request the defaulting Party to pay in cash or in kind to satisfy such shortfall of its respective capital contribution.

9.	Exclusivity

After the execution of the Agreement, unless otherwise agreed by the Parties, neither Party may jointly establish companies with any third parties which have the same type of business scope of the Joint Venture within the territory of Yunnan Province, except those have already been established prior to the execution of the Agreement.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of civil aviation.

Yunnan SASAC supervises and administrates the state-owned assets in enterprises for and on behalf of the People’s Government of Yunnan Province. The scope of its supervision and administration covers the state-owned assets in provincial enterprises which are included in the fiscal budget of Yunnan Province.

REASONS FOR ENTERING INTO THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company believes that the establishment of the Joint Venture with Yunnan SASAC will promote the cooperation with the People’s Government of Yunnan Province in the aviation market in Yunnan Province, fully utilise the respective strengths of the Parties and promote the development of the Parties. The establishment of the Joint Venture will increase the input of the resources of the Company to the aviation market in Yunnan Province, strengthen the competitiveness of the Company in the aviation market in Yunnan Province, further increase the Company’s share of the aviation market in Yunnan Province and to better develope the economic and social environment in Yunnan Province.

The terms of the Agreement were determined after arm’s length negotiation between the Parties. The Directors believe that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

IMPLICATION OF LISTING RULES

As the applicable percentage ratios for the Company’s capital contribution to the Joint Venture exceed 5% but are less than 25%, the transactions contemplated under the Agreement constitutes a discloseable transaction pursuant to Chapter 14 of the Listing Rules.

According to the relevant provisions of the Rules of Shanghai Stock Exchange on Listing Stocks (《 上 海 證 券 交 易 所 股 票 上 市 規 則 》), an extraordinary general meeting of the Company will be held for considering and approving the transactions contemplated under the Agreement. A notice of the extraordinary general meeting of the Company, proxy forms and attendance slips will be despatched to the shareholders of the Company in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Agreement”	means the agreement and supplemental agreement entered into on 26 July 2010 by the Company and Yunnan SASAC regarding the formation of the Joint Venture;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Joint Venture”	means 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) to be established by the Company and Yunnan SASAC pursuant to the Agreement;

“Land Use Rights”	means the land use rights of the land located at the new airport in Kun Ming, Yunnan Province, the PRC as agreed by the Parties pursuant to the Agreement;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Net Assets”	means certain assets and liabilities related to aviation operation of the original Yunnan branch of the Company (such as aircraft and equipments) to be agreed by the Parties;

“Parties”	means the Company and Yunnan SASAC and “Party” means each of them;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Valuation Report”	means the valuation report to be prepared in respect of the Net Assets as at 31 December 2009; and

“Yunnan SASAC”	means the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province.

By order of the board of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
26 July 2010